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                          August 12, 2021

       Lonnel Coats
       President and Chief Executive Officer
       LEXICON PHARMACEUTICALS, INC.
       2445 Technology Forest Blvd., 11th Floor
       The Woodlands, Texas 77381-1160

                                                        Re: LEXICON
PHARMACEUTICALS, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed August 6,
2021
                                                            File No. 333-258564

       Dear Mr. Coats:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David Oelman, Esq.